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                                               Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-34652

PROSPECTUS

                       LORAL SPACE & COMMUNICATIONS LTD.

                       45,896,978 SHARES OF COMMON STOCK

                            ------------------------

     The shares of our common stock offered under this prospectus are owned by Lockheed Martin Investments, Inc., a wholly owned subsidiary of Lockheed Martin Corporation.

     Lockheed Martin and any of its affiliates may deliver this prospectus when they offer or sell their shares of our common stock. After that, the shares will be free of restrictions under the securities laws. Buyers who purchase from Lockheed Martin will receive unlegended, freely tradeable common stock.

     Our common stock is listed on the New York Stock Exchange under the symbol "LOR." On May 9, 2000, the last reported sale price of our common stock was $8.625 per share.

     OWNERS OF OUR COMMON STOCK FACE BUSINESS AND FINANCIAL RISKS. A DESCRIPTION OF THOSE RISKS BEGINS ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  May 10, 2000
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                               PROSPECTUS SUMMARY

     The following is only a summary of some of the important terms of the offering described in this prospectus. The main body of this prospectus, as well as documents and financial statements that are incorporated by reference, contain more detailed information regarding Loral. Loral is referred to in this prospectus as "we," "our," "us," or "Loral." In the context of our business activities, these terms refer to both Loral, the parent company, and its operating subsidiaries, divisions and affiliates.

     We are a holding company. Our principal operating subsidiaries are: Loral Skynet, a division of Loral SpaceCom Corporation; Loral CyberStar, Inc. (formerly known as Loral Orion, Inc.), which we refer to as Loral CyberStar; Space Systems/Loral, our satellite manufacturing company, known as SS/L; and our 82% owned subsidiary CyberStar, L.P. We refer to Loral CyberStar and CyberStar, L.P., which implement our data services business, collectively as the Loral CyberStar Group. Loral's principal operating affiliates, which are less than 50% owned, are Satelites Mexicanos, S.A. de C.V., referred to as Satmex, Europe*Star Limited, referred to as Europe*Star and Globalstar, L.P., referred to as Globalstar.

     Loral is one of the world's leading satellite communications companies, with substantial activities in satellite manufacturing and satellite-based communications services. Loral has assembled the building blocks necessary to provide a seamless, global networking capability for the information age. Loral's four operating segments are:

FIXED SATELLITE SERVICES

     Through the Loral Global Alliance, which currently consists of Loral Skynet, Loral CyberStar, Satmex and Europe*Star, we have become one of the world's leading providers of satellite services using geostationary communications satellites. We lease transponder capacity on our satellites to our customers and provide related services. Television broadcasters and cable programmers use our transponder capacity to assemble their programming and advertising from diverse locations around the world, for news gathering, and for transmission to local stations and cable companies. Our customers also use our transponder capacity for Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television.

     Loral Global Alliance customers include the ABC, CBS and Fox television networks, as well as HBO, Disney, Time Warner, Viewers Choice, the A&E Television Network, the Playboy Channel, Televisa, TV Azteca, PSINet, Hughes Network Systems, BellSouth and United Pan Europe Communications. The Loral Global Alliance offers customers an integrated portfolio of satellite capacity, with marketing efforts coordinated through Loral Skynet, which we acquired from AT&T in 1997. As of December 31, 1999, Loral Global Alliance backlog (including 100% of Satmex backlog) totaled $1.5 billion, comprised of leases with customers having an average term of approximately 4.5 years, using approximately 268
36 MHz transponder-equivalents, with approximately 146 additional 36 MHz transponder-equivalents available for lease, excluding 21 36 MHz transponders not available due to previous sales or other events.
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     The Loral Global Alliance currently has ten high-power geosynchronous satellites in orbit: the seven-satellite Telstar fleet and three Satmex satellites, with footprints covering almost all of the world's population.

BROADBAND DATA SERVICES

     Through the Loral CyberStar Group, we currently:

     - deliver U.S.-based Internet content via satellite to more than 130 Internet Service Providers, or ISPs, in more than 32 foreign countries, which reach approximately seven million residential customers around the world;

     - distribute high-speed data over private corporate very small aperture terminal, or VSAT, networks, which reach approximately 2.5 million corporate desktops around the world; and

     - offer business television, or BTV, services by satellite to corporations for the delivery of teleconferences, distance learning and training, and special events.

     Our broadband strategy will build on our existing resources to address both the expanding market for today's broadband services and to become a leading medium for delivery of even richer Internet content in the future. We have identified two attractive opportunities for early market entry: consumer broadband services and streaming media services.

     Consumer Broadband Services.   We plan to serve the growing consumer
broadband services market, initially in North America, with an affordable, ubiquitous, two-way, high-speed Internet access service employing a hybrid satellite/fiber network. When fully deployed, this network will be capable of serving at least ten million homes and small businesses. The network will offer point-to-point downlink data rates of 1.5 megabits per second and uplink data rates of 128 kilobits per second. In addition, the system will offer streaming multimedia in multicast mode at speeds of up to 30 megabits per second. We intend to serve as the "wholesaler" of this connectivity service to ISPs, cable companies, and telephone companies who will market and sell the service to their customers as a high-value extra feature in their own portfolio of services. Because this high-capacity system can be rapidly deployed and will be available anywhere in the satellites' broad coverage area, end-users not served by digital subscriber lines, or DSL, or cable modems will be an important market. And because of the system's multimedia multicasting and competitive pricing, we expect to compete effectively in areas served by these terrestrial services as well. We currently estimate that the required investment for the consumer broadband services business in North America will be approximately $3.0 billion, with the services implemented and the associated investments made in several phases.

     Streaming Media Services.   We intend to exploit the technical advantages
of satellites to deliver streaming media services more effectively than terrestrial alternatives. Instead of flooding the Internet with multiple point-to-point transmissions of these massive files, our system will move content directly from its source via satellite to multiple servers located at the "edge of the net," near the end user. This should eliminate bottlenecks, improve quality, lower cost and expand content choices and applications. We plan to focus our marketing
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efforts initially on our existing base of ISP and corporate customers. We intend to enter three streaming media business segments: transport services to the "edge of the net" for content and applications service providers; content aggregation services for customers wishing to outsource their streaming media distribution process; and development of a portal tailored for businesses. We currently estimate the required investment for the streaming media services business at approximately $500 million.

SATELLITE MANUFACTURING AND TECHNOLOGY

     SS/L is one of the world's leading manufacturers of satellites and space systems. SS/L has long been the leading supplier of satellites to Intelsat, an international consortium of 135 member nations that is currently the world's largest operator of commercial communications satellites. SS/L's customers also include EchoStar, TCI, Globalstar, Sirius Satellite Radio (formerly known as CD Radio) and Cable & Wireless Optus of Australia, as well as Loral Skynet and other members of the Loral Global Alliance. As of December 31, 1999, SS/L's funded backlog was $1.3 billion.

     SS/L manufactures some of the world's most powerful and longest-lived satellites. SS/L has a history of technical innovation in key areas of satellite design, including three-axis stabilization technology, propulsion systems, long-lived rechargeable batteries, the use of light-weight composite materials and the first communications satellite with more than ten kilowatts of power. To continue in this leadership position, SS/L recently announced that it will be developing new satellites that will be 40% more powerful than its existing satellites, significantly increasing both communications capacity and service quality.

     SS/L provides its customers with a full suite of services, including: developing custom designs to meet their requirements, manufacturing and testing, and arranging for launch services and insurance.

GLOBAL MOBILE TELEPHONE SERVICE

     Loral is the managing general partner and 40% owner of Globalstar. Globalstar owns and operates a 52-satellite constellation, including four in-orbit spares, that forms the backbone of a global telecommunications network designed to serve virtually every populated area of the world. The Globalstar system commenced operations in the first quarter of 2000, and, as of March 31, 2000, 25 countries were in full service, served by 11 gateways. These countries include Austria, Argentina, Brazil, Canada, Greece, Italy, South Korea, Switzerland and the United States. By the end of 2000, Globalstar's service providers, which include France Telecom, Vodafone AirTouch, ChinaSat, Elsacom and Dacom, plan to have billable service available in a total of approximately 120 countries.
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STRATEGIC ALLIANCES

     Loral's strategy is to capitalize on its market position and advanced technologies to offer value-added satellite-based services as part of the evolving worldwide communications networks. Where appropriate, we seek to form strategic alliances with major telecommunications service providers and equipment manufacturers to enhance and expand our satellite-based service opportunities. For example, Loral is a partner in SkyBridge, a partnership led by Alcatel that is building a low earth orbit satellite system for the delivery of broadband data and multimedia services worldwide. Loral believes that demand for satellite-based communications services will continue to grow due to accelerating demand for high speed data services, growing demand for Internet and intranet services, especially outside the United States, increased size and scope of television programming distribution, worldwide deregulation of telecommunications markets and continuing technological advancement.

     The address of Loral SpaceCom Corporation, our principal U.S. operating subsidiary, is 600 Third Avenue, New York, New York 10016. Its telephone number is (212) 697-1105.
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                                  THE OFFERING

Common Stock offered by
   Lockheed Martin............    45,896,978 shares

Common Stock outstanding prior
   to offering(1).............   295,442,287 shares

Common Stock outstanding after
   offering(1)................   295,442,287 shares

     For detailed information regarding the Common Stock, you should refer to the section of this prospectus called "Description of Common Stock."

                                  RISK FACTORS

     An investment in our Common Stock involves risks that should be considered by prospective investors. These risks are discussed in the section of this prospectus called "Risk Factors."
---------------

(1) As of March 31, 2000 and does not include shares of our Common Stock issuable upon exercise of options and warrants and upon conversion of our convertible preferred stock.
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                                  RISK FACTORS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, including, but not limited to, the factors summarized below.

WE HAVE SUBSTANTIAL DEBT AND GUARANTEE OBLIGATIONS.

     We and our subsidiaries and operating affiliates have a significant amount of outstanding debt and guarantee obligations. As of December 31, 1999:

     - Our consolidated total debt was $2.0 billion, of which $1.0 billion was recourse to the Loral parent company or our principal operating subsidiary, Loral SpaceCom Corporation.

     - Our unconsolidated affiliate, Globalstar, had $1.45 billion principal amount of senior notes outstanding, $400 million of term loans outstanding under its $500 million credit facility and vendor financing of $394 million, of which $282 million was provided by SS/L. Two of our subsidiaries have guaranteed Globalstar's obligations under its $500 million credit facility and secured their guarantees by a pledge of their stock, the Telstar 6 and Telstar 7 satellites and certain other assets. SS/L has guaranteed $11.7 million under Globalstar's $250 million credit facility, and Loral has agreed to reimburse Lockheed Martin Corporation up to $56 million if Lockheed Martin is required to fund its guarantee of that credit facility, which is currently undrawn.

     - Satmex, our 49%-owned Mexico affiliate, had total debt of $588 million. We have agreed to maintain certain assets in a trust to collateralize an obligation of Servicios Corporativos Satelitales, S.A. de C.V., the parent company of Satmex, in which we have a 65% interest. This obligation has an initial face amount of $125 million which accretes at 6.03% over a seven-year period, expiring in December 2004.

     We intend to use our available cash ($240 million at December 31, 1999) and the net proceeds from our February 2000 offering of our Series D preferred stock to help pay for the growth and operation of our businesses. If any of our subsidiaries or affiliates finds itself faced with an imminent default, we may be faced with a choice between providing additional support to that company or accepting the loss of some or all of our equity investment.

THE ABILITY OF OUR SUBSIDIARIES AND AFFILIATES TO PAY DIVIDENDS TO US OR OTHERWISE SUPPORT OUR OBLIGATIONS IS LIMITED BY THE TERMS OF THEIR DEBT INSTRUMENTS.

     For example, under the terms of Loral SpaceCom Corporation's credit facility, it may pay dividends to us only if cumulative dividend payments do not exceed 50% of its cumulative consolidated net income and the ratio of its funded debt to EBITDA is less than

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3.0 to 1.0. Loral SpaceCom Corporation's ability to repay cash advances made to it by its parent is also limited to $70 million and is further subject to there being at least $700 million in shareholders' equity.

OUR CONSUMER BROADBAND AND STREAMING MEDIA STRATEGIES ARE SUBJECT TO SUBSTANTIAL FINANCING AND EXECUTION RISKS.

     We have recently announced our consumer broadband and streaming media strategies and are only now taking steps toward their implementation. Although we estimate that these projects will require an investment of approximately $3.5 billion, these projected costs are not based on bids from third parties, but rather on our own experience and estimates, so the actual cost could be considerably more. We do not have sufficient funds on hand to finance our anticipated share of these costs. We expect third party strategic partners to bear a significant portion of these costs and to provide critical resources such as access to technology, content and customers, but we have no firm commitments from any prospective strategic partners at this time.

     We will face significant competition in both these businesses from terrestrial fiber optic, digital subscriber lines, or DSL, and broadband wireless Internet Service Providers, or ISPs, as well as from competing broadband satellite service providers. Competing satellite services providers will include Hughes Network Systems, in which America Online, the nation's largest ISP, has made a $1.5 billion investment in connection with a strategic alliance. We expect to compete with Hughes and other satellite-based broadband data services providers not only for customers but also for relationships with key content and equipment providers and marketing partners and for access to the capital markets.

     The streaming and multicast media services we plan to offer are new, and our predictions of rising demand for, and our manner of delivering, these services may be inaccurate. Moreover, our business plan depends on the development and volume production of low-cost customer premises equipment, and this might not occur.

THE GLOBALSTAR SYSTEM HAS JUST COMMENCED OPERATIONS AND WE CANNOT PREDICT CUSTOMER DEMAND FOR THE SERVICE.

     Since telephone systems using low-earth orbit satellites are a new commercial technology, we cannot predict demand for Globalstar's service. The first company to launch service in this industry, Iridium L.L.C., filed for bankruptcy in August 1999. More recently, Iridium announced that it was terminating commercial service on March 17, 2000 and that it was commencing the process of liquidating its assets. For the quarter ended March 31, 2000, Globalstar reported revenues of $609,000. If Globalstar fails to generate sufficient cash flow from operations through the marketing efforts of its service providers, it will be unable to fund its operating costs or service its debt.

GLOBALSTAR DEPENDS ON SERVICE PROVIDERS TO MARKET ITS SERVICE AND IMPLEMENT IMPORTANT PARTS OF ITS SYSTEM AND ON OTHER THIRD PARTIES TO COMPLETE ITS SYSTEM.

     Globalstar depends on independent service providers to supply ground equipment and user terminals and to market Globalstar service in each country where it plans to operate,

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and we cannot be sure that these service providers will be successful. We expect that these service providers will operate in 125 countries, many of which have developing economies. Globalstar's strategy of focusing on areas that lack basic telephone service exposes it to the risk that customers in these countries will not be able to afford the service.

     Globalstar currently has no service provider for several important regions and countries, including India, Malaysia, Indonesia, the Philippines and other parts of Southeast Asia. If Globalstar cannot enlist suitable service providers in these territories, it will not be able to offer service in those areas.

     Globalstar service providers could fail to obtain local partners; to acquire, install or adequately maintain and operate the Globalstar gateways; or to obtain the regulatory licenses needed for service in their countries. If Globalstar is unable to offer service in any particular region or country, it will not benefit from the potential demand in that region or country.

IF OUR BUSINESS PLAN DOES NOT SUCCEED, OUR OPERATIONS MIGHT NOT GENERATE ENOUGH CASH TO PAY OUR OBLIGATIONS.

     For the year ended December 31, 1999, we had a deficiency of earnings to cover fixed charges of $192 million. In addition to our debt service requirements, our core businesses are capital intensive and need substantial investment before returns on investment can be realized. For example, construction of satellites to expand our fixed satellite services business and to implement our broadband data services business will require us to make significant expenditures. Loral CyberStar also anticipates that it will have additional funding requirements in excess of cash from operations to fund the purchase of very small aperture terminals, or VSATs, other capital expenditures, senior note interest payments and other operating needs, which it will need to secure from us or externally. We are subject to substantial financial risks from possible delays or reductions in revenue, unforeseen capital needs or unforeseen expenses. Our ability to meet our obligations and execute our business plan could depend upon our ability, and that of our operating subsidiaries and affiliates, to raise cash in the capital markets. We cannot be certain that this source of cash will be available in the future on favorable terms, if at all.

LAUNCH FAILURES HAVE DELAYED SOME OF OUR OPERATIONS IN THE PAST AND MAY DO SO AGAIN IN THE FUTURE.

     We depend on third parties, in the United States and abroad, to launch our satellites. Satellite launches are risky, and launch attempts have ended in failure. We ordinarily insure against launch failures, but at considerable cost. The cost and the availability of insurance vary depending on market conditions and the launch vehicle used. Our insurance typically does not cover business interruption, and so launch failures result in uninsured economic losses. Replacement of a lost satellite typically requires up to 18 months from the time a contract is executed until the launch date of the replacement satellite.

     On May 4, 1999, the Orion 3 broadcast communications satellite was placed into a lower-than-expected orbit after its launch on a Boeing Delta III rocket. According to Boeing, the Delta III rocket apparently failed to complete its second stage burn, and, as a

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result, the satellite, manufactured by Hughes Space and Communications
Corporation, achieved an orbit well below the planned final altitude. As a result, the satellite cannot be used for its intended purpose. This loss resulted in Loral CyberStar having to refund approximately $34 million to DACOM Corporation, representing the amount of the prepayments made by DACOM towards its purchase of eight transponders on Orion 3.

     In September 1998, a malfunction of a Zenit 2 rocket resulted in the loss of 12 Globalstar satellites shortly after lift-off from Kazakhstan and resulted in a significant delay in Globalstar's program schedule.

AFTER LAUNCH, OUR SATELLITES REMAIN VULNERABLE TO IN-ORBIT FAILURE, WHICH MAY RESULT IN UNINSURED LOSSES.

     Random failure of satellite components may result in damage to or loss of a satellite before the end of its expected life. Satellites are carefully built and tested and have certain redundant systems in case of failure. However, in-orbit failure may result from various causes including:

     - component failure;

     - loss of power or fuel;

     - inability to control positioning of the satellite;

     - solar and other astronomical events; and

     - space debris.

Repair of satellites in space is not feasible. Many factors affect the useful lives of our satellites. These factors include:

     - fuel consumption;

     - the quality of construction;

     - gradual degradation of solar panels; and

     - the durability of components.

     Although some failures may be covered in part by insurance, they may result in uninsured losses as well. For example, when Loral Skynet experienced the total loss of two satellites in 1994 and 1997 while under AT&T's ownership, it suffered a substantial drop in its profits due to the loss of these revenue producing assets. Moreover, because Globalstar has a large constellation and will have a number of spare satellites, Globalstar currently does not intend to insure its satellites against in-orbit failures.

     Some of the satellites we currently have in-orbit have experienced operational problems:

     - In November 1995, a component on Telstar 11 malfunctioned, resulting in a two-hour service interruption. Full service was restored using a back-up component. If the back-up component fails, Telstar 11 would lose a significant amount of usable capacity.

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     - On April 28, 1999, Satmex's Solidaridad 1 satellite experienced a loss of its primary satellite control processor. Service was restored after 14 hours, using the backup satellite control processor. Failure of the backup satellite control processor would result in the loss of Solidaridad 1.

     A loss of transponders on a satellite can also adversely affect us. Prior to its acquisition by us, Loral Skynet sold several transponders outright to customers. Under the terms of the sales contracts, Loral Skynet continues to operate the satellites on which the transponders are located and provides a warranty for a period of 10 to 14 years. Depending on the contract, Loral Skynet may be required to replace any transponders failing to meet operating specifications. All customers are entitled to a refund equal to the reimbursement value in the event there is no replacement. The reimbursement value is determined based on the original purchase price plus an interest factor from the time the payment was received to acceptance of the transponder by the customer, reduced on a straight-line basis over the warranty period.

WE DEPEND HEAVILY ON SPACE SYSTEMS/LORAL FOR A LARGE PORTION OF REVENUE AND OPERATING INCOME.

     SS/L generates a significant part of our revenue and operating income. SS/L, in turn, has historically derived a large part of its revenue and operating income from a few customers. For example, in the year ended December 31, 1999, three of SS/L's customers accounted for approximately 25%, 18% and 13% of Loral's consolidated revenues. As a result, our revenue and operating results would be hurt if completed or canceled contracts are not promptly replaced with new orders. Some of SS/L's customers are start-up companies, and there can be no assurance that these companies will have the ability to fulfill their payment obligations under their contracts with SS/L.

     SS/L's accounting for long-term contracts sometimes requires adjustments to profit and loss based on revised estimates during the performance of the contract. These adjustments may have a material effect on our results of operations in the period in which they are made. The estimates giving rise to these risks, which are inherent in long-term, fixed-price contracts, include the forecasting of costs and schedules, contract revenues related to contract performance, including revenues from orbital incentives, and the potential for component obsolescence due to procurements long ahead of assembly.

SS/L MAY FORFEIT PAYMENTS FROM CUSTOMERS DUE TO SATELLITE FAILURES OR LOSSES AFTER LAUNCH OR BE LIABLE FOR PENALTY PAYMENTS UNDER CERTAIN CIRCUMSTANCES, AND THESE LOSSES MAY BE UNINSURED.

     Some of SS/L's satellite manufacturing contracts provide that some of the total price is payable as "incentive" payments earned over the life of the satellite. While insurance against loss of these payments has been available in the past, the cost and availability of such insurance are subject to wide fluctuations. In addition, SS/L is sometimes prohibited from insuring these incentive payments. Some of SS/L's contracts call for in-orbit delivery, transferring the launch risk to SS/L. SS/L generally insures against that exposure.

     SS/L records as revenue the present value of incentive payments as the costs associated with these incentive payments are incurred. SS/L generally receives the present

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value of these incentive payments if there is a launch failure or a failure is caused by customer error. SS/L forfeits these payments, however, if the loss is caused by satellite failure or as a result of its own error.

     In addition, some of SS/L's contracts provide that SS/L may be liable to a customer for penalty payments under certain circumstances, including upon late delivery of a satellite. These payments are not insured by SS/L.

SS/L IS CURRENTLY IN ARBITRATION PROCEEDINGS WITH PANAMSAT CORPORATION OVER A SATELLITE REFLECTOR DISPUTE.

     In late 1998, following the launch of an SS/L-built satellite sold to PanAmSat, a manufacturing error was discovered that affected the geographical coverage of the Ku-band transponders on the satellite. On January 6, 2000, PanAmSat filed an arbitration proceeding in connection with this error claiming damages of $225 million for lost profits and increased sales and marketing costs. SS/L believes it has meritorious defenses to the claim and that its liability is limited to a loss of a portion of the applicable orbital incentives, the estimated impact of which is included in Loral's consolidated financial statements. PanAmSat has received a recovery from its insurance carrier that should reduce any damage claim. While this proceeding is in its very early stages, management believes that this matter will not have a material adverse effect on the financial condition or results of operations of Loral.

WE FACE RISKS IN CONDUCTING BUSINESS INTERNATIONALLY.

     Some of our business is conducted outside the United States. We could be harmed financially and operationally by changes in foreign regulations and telecommunications standards, tariffs or taxes and other trade barriers. Customers in developing countries could have difficulty in obtaining the U.S. dollars they owe us, including as a result of exchange controls. Additionally, exchange rate fluctuations may adversely affect the ability of our customers to pay us in U.S. dollars. Moreover, if we ever need to pursue legal remedies against our foreign business partners or customers, we may have to sue them abroad, where it could be hard for us to enforce our rights.

WE ARE SUBJECT TO EXPORT CONTROLS, WHICH MAY RESULT IN DELAYS, UNFORESEEN ADDITIONAL COSTS AND UNCERTAINTIES IN CERTAIN MARKETS.

     Like other exporters of space-related products and services, SS/L needs licenses from the U.S. government whenever it sells a satellite to a foreign customer or launches a satellite abroad. Foreign launches have been politically sensitive because of the relationship between launch technology and missile technology. U.S. government policy has limited, and is likely in the future to limit, launches from the former Soviet Union and China. For example, the U.S. government delayed a Globalstar launch from Kazakhstan by several months when it stopped granting case-by-case approval of launches from that location pending an intergovernmental agreement covering technology security matters. Changes in governmental policies, political leadership or legislation in the United States, Russia, Kazakhstan or China could adversely affect our ability to launch from these countries or materially increase the costs of doing so.

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     On December 23, 1998, the Office of Defense Trade Controls, or ODTC, of the
U.S. Department of State temporarily suspended the previously approved technical assistance agreement under which SS/L had been preparing for the launch of the ChinaSat-8 satellite. According to ODTC, the purpose of the temporary suspension is to permit that agency to review the agreement for conformity with newly-enacted legislation (Section 74 of the Arms Export Control Act) with respect to the export of missile equipment or technology. SS/L has complied with ODTC's instructions and believes that a review of the agreement will show that its terms comply with the new law. The ODTC, however, has not yet completed its review, and the scheduled launch date for ChinaSat-8 is being delayed. In December 1999, we concluded an agreement with ChinaSat to extend the date for delivery of the ChinaSat-8 satellite to July 31, 2000. In return for this extension and other modifications to the contract, we have agreed to provide the customer two 36 MHz and one 54 MHz transponders on Telstar 10/Apstar IIR for the life of those transponders. As a result, a net charge to earnings of $35 million was recorded by us. If the suspension is not lifted by July 31, 2000, ChinaSat could decide to terminate the contract. If such a termination were to occur, SS/L would have to refund advances received from ChinaSat ($134 million as of December 31, 1999), and may incur penalties of up to $13 million and believes it would incur costs of approximately $38 million to refurbish and retrofit the satellite so that it could be sold to another customer. There can be no assurance, however, that SS/L will be able to find a replacement customer for the satellite or its Chinese launch vehicle. SS/L will record a charge to earnings of approximately $35 million if it is unable to find a replacement customer for this launch vehicle.

     In February 1999, the U.S. government informed Hughes Space & Communications, Inc. that it intended to deny an export license for a telecommunications satellite it was building for Asia Pacific Mobile Telecommunications. We do not know what this denial may mean for future applications of export licenses to Chinese customers or the resolution of the ChinaSat-8 suspension. If the U.S. government continues to deny export licenses for satellites sold to the Chinese or other markets, SS/L's business could be hurt.

     In March 1999, jurisdiction for satellite licensing was transferred from the Commerce Department to the State Department and the State Department has issued regulations relating to the export of and disclosure of technical information related to, satellites and related equipment. SS/L anticipates that obtaining licenses and technical assistance agreements under these new regulations will take more time and will be considerably more burdensome than in the past. Delays in obtaining the necessary licenses and technical assistance agreements may delay SS/L's performance on existing contracts, and, as a result, SS/L may incur penalties or lose incentive payments under these contracts. In addition, such delays may have an adverse effect on SS/L's ability to compete against foreign satellite manufacturers for new satellite contracts.

SS/L IS THE TARGET OF A GRAND JURY INVESTIGATION WHICH MAY ADVERSELY AFFECT SS/L'S ABILITY TO EXPORT ITS PRODUCTS.

     SS/L could be accused of criminal violations of the export control laws arising out of the participation of its employees in a committee formed to review the findings of the Chinese regarding the 1996 crash of a Long March rocket in China. Under the applicable
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

regulations, SS/L could be debarred from export privileges without being convicted of any crime if it is indicted for these alleged violations, and loss of export privileges would harm SS/L's business. Whether or not SS/L is indicted or convicted, SS/L will remain subject to the State Department's general statutory authority to prohibit exports of satellites and related services if it finds that SS/L has violated the Arms Export Control Act. Further, the State Department can suspend export privileges whenever it determines that grounds for debarment exist and that suspension "is reasonably necessary to protect world peace or the security or foreign policy of the United States." If SS/L were to be indicted and convicted of a criminal violation of the Arms Export Control Act, it:

     - would be subject to a fine of $1 million per violation;

     - could be debarred from certain export privileges; and

     - could be debarred from participation in government contracts.

Since some of SS/L's satellites are built for foreign customers and/or are launched on foreign rockets, a debarment would have a material adverse effect on SS/L's business, which in turn would affect us.

WE SHARE CONTROL OF OUR AFFILIATES WITH THIRD PARTIES.

     Third parties have significant ownership, voting and other rights in many of our subsidiaries and affiliates. As a result, we do not always have full control over management of these entities, and the rights of these third parties and fiduciary duties under applicable law could result in these entities taking actions not in our best interests or in refraining from taking actions that we deem advisable. To the extent that these entities are or become customers of SS/L, these conflicts could become acute. For example:

     - Although we are the managing general partner and largest equity owner of Globalstar, our control is limited by the supermajority rights of Globalstar's limited partners.

     - Primary operational control of Satmex is vested in Mexican nationals, as required by Mexican law, subject to certain supermajority rights which we retain.

     - The Europe*Star joint venture, initiated by Alcatel, is under its control, subject to our supermajority rights.

     - Future joint ventures between Alcatel and us within the Loral Global Alliance will be controlled by the initiating party, subject to supermajority rights in favor of the non-initiating party.

     - Alcatel is an investor in CyberStar LP and has supermajority rights in it.

THERE ARE POTENTIAL CONFLICTING COMMERCIAL INTERESTS AMONG OUR SUBSIDIARIES AND AFFILIATES.

     Loral Skynet, Satmex, Loral CyberStar and Europe*Star have adopted a marketing policy that provides for collaboration and cross-selling of capacity among the Loral Global Alliance members. If, however, the members of the Loral Global Alliance do not

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

collaborate but rather compete in areas of overlapping capacity, conflicting commercial interests among our subsidiaries and affiliates may arise. Both Loral Skynet and Loral CyberStar own or are building satellites whose coverage areas overlap with those of Satmex and Europe*Star. If Loral Skynet and Loral CyberStar do not collaborate with Satmex and Europe*Star, or vice versa, under the Loral Global Alliance, Loral Skynet and Loral CyberStar might compete directly with Europe*Star and Satmex for customers.

     Partners and affiliates of Globalstar, including companies affiliated with us, will be among Globalstar's service providers and may, therefore, have conflicts with Globalstar and/or us over service provider agreements.

OUR BUSINESS IS REGULATED, CAUSING UNCERTAINTY AND ADDITIONAL COSTS.

     Our business is regulated by authorities in more than 100 jurisdictions, including the Federal Communications Commission, the International Telecommunications Union, or ITU, and the European Union. As a result, some of the activities which are important to our strategy are beyond our control. The following are some strategically important activities which are regulated by various government authorities:

     - the expansion of Loral Skynet's operations beyond the domestic U.S.
       market;

     - the international service offered by the Loral CyberStar Group;

     - the manufacture, export and launch of satellites;

     - the expansion of Satmex's Latin American business; and

     - the implementation of Europe*Star's business plan.

     Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon the licenses which we need and, thereby, increase our cost of doing business. The regulatory process also requires potentially costly negotiations with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of the satellites do not interfere. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat for the life of the satellite. We also granted Eutelsat the right to acquire, at cost, four transponders on the next replacement satellite for Telstar 12. Moreover, as part of this international coordination process, we continue to conduct discussions with various administrations regarding Telstar 12's operations at 15 degrees W.L. If these discussions are not successful, Telstar 12's useable capacity may be reduced. We cannot guarantee successful frequency coordination for our satellites.

     Our coordination efforts are subject to the regulatory regime of the ITU, which has rules and regulations governing the relative rights that companies have to orbital slots. For example, if Europe*Star does not have a satellite in its 45[DEGREES] E.L. orbital location by July 2000, it would, under ITU regulations, lose its priority rights in that slot.

     Failure to successfully coordinate our satellites' frequencies or to resolve other required regulatory approvals could have a material adverse effect on our financial condition and on our results of operations.
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

SS/L COMPETES WITH LARGE MANUFACTURERS THAT HAVE SIGNIFICANT RESOURCES.

     In the manufacture of our satellites, we compete with very large well-capitalized companies, including several of the world's largest corporations, such as Hughes Space & Communications, Inc., a subsidiary of General Motors Corporation, and Lockheed Martin. Hughes recently agreed to sell its satellite manufacturing operations to The Boeing Company, another large company. These companies have considerable financial resources which they may use to gain advantages in marketing and in technological innovation. SS/L's success will depend on its ability to innovate on a cost-effective and timely basis.

WE COMPETE WITH OTHERS FOR MARKET SHARE AND CUSTOMERS; TECHNOLOGICAL DEVELOPMENTS FROM COMPETITORS OR OTHERS MAY REDUCE DEMAND FOR OUR SERVICES.

     We face competition in the provision of fixed satellite services from companies such as PanAmSat Corporation, GE Americom, SES Astra and quasi-governmental organizations such as Intelsat and Eutelsat. Competition in this market may cause downward price pressures, which may adversely affect our profits.

     The Loral CyberStar Group also faces competition in the provision of high-speed data communications, such as Internet applications, from providers of land-based data communications services, such as cable operators, digital subscriber line, or DSL, providers, wireless local loop providers and traditional telephone service providers. In addition, the Loral CyberStar Group may face competition in the future from proposed satellite systems, including Teledesic Corporation's proposed system and Hughes' Spaceway system. We cannot assure you that the Loral CyberStar Group will attract enough customers either to compete effectively or to implement fully its business plan.

     Globalstar faces intense competition for customers from various companies, including providers of land-based mobile phone services and fixed satellite systems. We cannot assure you that Globalstar will attract enough subscribers either to compete effectively or to implement fully its current business plan. ICO Global has announced a global mobile satellite system similar to the Globalstar system and has stated its intention to begin introducing its satellite services in 2001. If, as expected, ICO Global emerges from its bankruptcy proceedings with a debt-free or reduced debt capital structure, it will be in a position to compete more effectively with Globalstar.

     As land-based telecommunications services expand, demand for some satellite-based services may be reduced. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways or through the use of incompatible standards.

     We also compete for local regulatory approval in places in which both we and a competitor may want to operate. We also compete for scarce frequency assignments and fixed orbital positions.

WE RELY ON KEY PERSONNEL.

     We need highly qualified personnel. Except for Mr. Bernard L. Schwartz, our Chairman and Chief Executive Officer, none of our officers has an employment contract nor

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

do we maintain "key man" life insurance. The departure of any of our key executives could have an adverse effect on our business.

THE RIGHTS OF SHAREHOLDERS UNDER BERMUDA LAW ARE DIFFERENT FROM RIGHTS OF SHAREHOLDERS UNDER U.S. LAW.

     Since we are a Bermuda company, the principles of law that govern shareholder rights, the validity of corporate procedures and other matters are different from those that would apply if we were a U.S. company. For example, it is not certain whether a Bermuda court would enforce liabilities against us or our officers and directors based upon United States securities laws either in an original action in Bermuda or under a United States judgment. Bermuda law giving shareholders rights to sue directors is less developed than in the United States and may provide fewer rights.

PRICES OF OUR COMMON STOCK MAY EXPERIENCE SUDDEN CHANGES.

     Many things that we cannot predict or control may cause sudden changes in the price of our common stock. Risks associated with the deployment and operation of satellite systems, in particular, may cause sudden changes in the price. For example, on September 10, 1998, the day following the loss of the twelve Globalstar satellites in Kazakhstan, the price of our common stock fell by 28%.

THE MARKET FOR OUR STOCK COULD BE ADVERSELY AFFECTED BY SALES OF SIGNIFICANT AMOUNTS OF OUR COMMON STOCK.

     As of March 31, 2000, 295,442,287 shares of our common stock were outstanding, including the shares of our common stock issued upon conversion by Lockheed Martin Corporation of our Series A preferred stock. In addition, there were 13,487,911 stock options outstanding on such date, of which 6,092,381 were immediately exercisable, warrants outstanding that were exercisable for 342,071 shares of our common stock and 13,498,313 shares of our 6% Series C preferred stock which were convertible into 33,745,782 shares of our common stock. On April 18, 2000, our Board of Directors approved a new "broadly-based" stock option plan for 13,000,000 shares, of which options for approximately 4,500,000 shares are currently outstanding. Sales of significant amounts of our common stock to the public, or the perception that those sales could happen, could affect the price of our common stock.

     On March 31, 2000, Lockheed Martin converted our Series A preferred stock into 45,896,978 shares of our common stock, the resale of which is being registered along with the registration of our Series D preferred stock. Lockheed Martin may dispose of the common stock in transactions registered under, or exempt from the registration provisions of, the federal securities laws. We have agreed to maintain the effectiveness of the registration of the common stock Lockheed Martin acquired upon conversion of the Series A preferred stock until May 19, 2001, subject to certain extensions, and have agreed to refrain from selling equity securities in the public markets for our own account until the six-month anniversary of the date of this prospectus, subject to certain extensions.

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

                           FORWARD-LOOKING STATEMENTS

     Some statements contained in this prospectus or incorporated by reference are known as "forward-looking statements," as that term is used in Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

     When we use the words "believe," "intend," "expect," "may," "will," "should," "anticipate" or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

     We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the section of this prospectus called "Risk Factors." Those are representative of factors that could affect the outcome of the forward-looking statements.

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

                                USE OF PROCEEDS

     We will receive no proceeds from sales of securities under this prospectus.

                          DESCRIPTION OF COMMON STOCK

     We have authorized 750,000,000 shares of our common stock, par value $.01 per share. As of March 31, 2000, we had 295,442,287 shares of our common stock outstanding.

BERMUDA LAW

     The following discussion is based upon the advice of Appleby, Spurling & Kempe, our Bermuda counsel.

     We were incorporated as an exempted company under the Companies Act. Accordingly, the rights of our shareholders are governed by Bermuda law and our Memorandum of Association and Bye-Laws.

     The following is a summary of certain provisions of Bermuda law and our organizational documents. You should note that this summary is not a comprehensive description of such laws and documents and that it is qualified in its entirety by appropriate reference to Bermuda law and to our organizational documents.

        Dividends.   Under Bermuda law, a company may pay such dividends as are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

        Voting Rights.   Under Bermuda law, questions brought before a general
meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as the Companies Act or our Bye-Laws prescribe). Each shareholder has one vote, irrespective of the number of shares held, unless a poll is requested.

     Our Bye-Laws provide that, subject to the provisions of the Companies Act, any questions proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast. Each shareholder present, or person holding proxies for any shareholder, is entitled to one vote. If a poll is requested, each shareholder present in person or by proxy has one vote for each share held.

     A poll may only be requested under our Bye-Laws by:

     - the Chairman of the meeting,

     - at least three shareholders present in person or by proxy,

     - any shareholder or shareholders, present in person or by proxy, holding between them not less than 10% of the total voting rights of all shareholders having the right to vote at such meeting, or

     - a shareholder or shareholders, present in person or by proxy, holding our voting shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all such voting shares.

        Rights in Liquidation.   Under Bermuda law, in the event of liquidation,
dissolution or winding up of a company, the proceeds of such liquidation, dissolution or winding up are

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

distributed pro rata among the holders of Common Stock. However, such distribution may only be effected after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock.

        Meetings of Shareholders.   Under Bermuda law, a company is required to
convene at least one general shareholders' meeting per calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of such of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting but the accidental omission of notice to any person does not invalidate the proceedings at a meeting. Under our Bye-Laws, at least 20 days' notice of the annual general meeting and at least 30 days' notice of any special general meeting must be given to each shareholder.

     Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our Bye-Laws provide that the presence in person or by proxy of the holders of more than 50% of our voting capital stock constitutes a quorum.

        Access to Books and Records and Dissemination of Information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company's certificate of incorporation, its memorandum of association (including its objects and powers) and any alteration to the company's memorandum of association.

     Under Bermuda law, the shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda.

     A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

        Election or Removal of Directors.   Under Bermuda law and our Bye-Laws,
directors are elected at the annual general meeting or until their successors are elected or appointed, unless they are earlier removed or resign.

     Under Bermuda law and our Bye-Laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days' notice. The director has a right to be heard at the meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at such meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

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

        Amendment of Memorandum of Association and Bye-Laws.   Bermuda law
provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. However, such approval of the Bermuda Minister of Finance is not required for an amendment which alters or reduces a company's share capital as provided in the Companies Act. Except as set forth therein, the bye-laws may be amended by a resolution passed by a majority of shares cast at a general meeting.

     Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting. This does not apply to an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed. Such application may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favour of the amendment.

        Appraisal Rights and Shareholder Suits.   Under Bermuda law, in the
event of an amalgamation of two Bermuda companies, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by

     - the board of directors,

     - a meeting of the holders of shares of the amalgamating company of which they are directors,

     - a meeting of the holders of each class of such shares, and

     - the Bermuda Minister of Finance (who may grant or withhold consent at his discretion).

     Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of

     - is alleged to be beyond the corporate power of the company,

     - is illegal, or

     - would result in the violation of the company's memorandum of association or bye-laws.

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

     Furthermore, consideration would be given by the Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than those who actually approved it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or ordering the purchase of the shares by any shareholder, by other shareholders or by the company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is The Bank of New York.

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

                                    TAXATION

     This summary of material United Stated Federal income tax considerations is based upon current (as of the date of this prospectus) laws, treaties, cases, regulations and rulings, all of which are subject to change, possibly with retroactive effect. It assumes that the stock is a capital asset in the hands of the holder. It does not consider all the tax issues that might be relevant to an investor or that depend upon an investor's particular circumstances.

     Prospective investors should consult their own professional advisors about the tax consequences of acquiring, holding and disposing of shares of our common stock under the laws of the jurisdictions in which they are subject to taxation.

     The legal conclusions set forth below in the discussion of U.S. tax law are the opinions of Willkie Farr & Gallagher, our U.S. counsel. The summary of certain Bermuda tax consequences is the opinion of Appleby, Spurling & Kempe, our Bermuda counsel.

UNITED STATES TAX CONSIDERATIONS

     Taxation of United States Holders of our Common Stock.   This section
discusses certain rules applicable to a holder of stock that is a United States Holder. For purposes of this discussion, a "United States Holder" means a holder of stock who or that is

     - an individual who is a citizen or resident of the United States for U.S. Federal income tax purposes,

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia),

     - an estate or trust described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), or

     - a person whose worldwide income or gain is otherwise subject to U.S. Federal income taxation on a net income basis.

     Certain U.S. Federal income tax consequences relevant to a holder other than a United States Holder (a "non-U.S. Holder") are discussed separately below.

     A dividend payment on the stock will be taxable as ordinary dividend income to the extent it is paid out of our current or accumulated earnings and profits. Payments in excess of earnings and profits will be treated as a tax-free return of capital to the extent of the United States Holder's tax basis in the stock. These payments will reduce the tax basis at which the stock is held. Payments in excess of tax basis will be treated in the same manner as gains arising from a sale or other disposition of our common stock, as discussed below. Dividends on our common stock paid with shares of our common stock will be taxed in the same manner as a cash distribution in an amount equal to the fair market value of such stock. Certain adjustments to the conversion price of our common stock also would be taxed as if they were cash distributions, generally equal in amount to the fair market value of any increase in proportionate interest in us caused by the adjustment.

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

     Because we are a foreign corporation, the dividend payments will not be eligible for the inter-corporate dividends-received deduction.

     Subject to the discussion below on passive foreign investment companies ("PFICs"), any gain or loss recognized by a United States Holder on the sale or other disposition of stock will be capital gain or loss. Such capital gain or loss will be long-term or short-term depending on the holding period for the stock. A United States Holder will also generally recognize capital gain or loss upon a redemption of his stock.

     Different rules, however, would apply if we were a PFIC. A PFIC is a foreign corporation (1) 75% or more of whose income is passive or (2) 50% or more of whose assets produce or are held to produce passive income. We believe that we have not been a PFIC and will not become one.

     Very generally, if we were a PFIC, a United States Holder of our common stock would be subject to a tax-deferral charge on gain on a disposition of such stock and on certain "excess distributions" received from us. Any such gains or excess distributions would be taxable at ordinary income rates. Alternatively, the United States Holder could elect to include in his taxable income his pro rata share of our ordinary earnings and net capital gain for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such shareholder by us). If we become a PFIC, we will notify our shareholders, and we will undertake to provide each United States Holder with the information needed to make such election and to determine the pro rata share of our ordinary earnings and net capital gain applicable to our stock. If we are a PFIC, each United States Holder should consult their professional tax advisors regarding alternative types of treatment.

     Taxation of Non-U.S. Holders of Stock.   We expect that a non-U.S. Holder
will not be subject to U.S. Federal income taxation on distributions received from us unless those distributions are effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. A non-U.S. Holder will be subject to U.S. Federal income taxation on gains realized on a sale or exchange of our common stock that are effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. Also, an individual non-U.S. Holder who is present in the United States for 183 days or more during the year of sale may be subject to U.S. Federal income taxation on gains realized on a sale or exchange of our common stock that are not effectively connected with the conduct by the individual of a trade or business in the United States if (i) the individual has a tax home in the United States and the sale of the stock is not attributable to an office or fixed place of business maintained by the individual outside the United States or (ii) the individual does not have a tax home in the United States and the sale of the stock is attributable to an office or fixed place of business maintained by the individual in the United States. The determination of whether a non-U.S. Holder is engaged in the conduct of a trade or business in the United States or whether the sale of a non-U.S. Holder's stock is attributable to an office or fixed place of business of the non-U.S. Holder in the United States depends on the facts and circumstances of each case. Each prospective non-U.S. Holder should consult with his own tax advisor to determine whether his distributions or gains will be subject to U.S. Federal income taxation.

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

     United States Federal Income Taxation of Loral.   Loral is not incorporated
under the laws of the United States or any of its political subdivisions. Loral will be subject to United States Federal income tax at regular corporate rates (and to United States branch profits tax) on its income that is effectively connected with the conduct of a trade or business within the United States and will be required to file Federal income tax returns with respect to that income. We expect that a significant portion of our worldwide income will not be subject to tax by the United States. The United States Treasury Department is, however, engaged in a project to draft and propose regulations that may recharacterize a substantial portion of our income as derived from U.S. sources and as effectively connected with a U.S. trade or business so as to subject that income to regular U.S. Federal income tax and a 30% branch profits tax. We cannot predict the outcome of that regulatory project.

     The worldwide income of any of our U.S. subsidiaries will be subject to regular U.S. Federal income taxation. In addition, a 30% U.S. withholding tax will be imposed on dividends and interest paid by such corporations to Loral.

BERMUDA TAX CONSIDERATIONS

     At the date of this prospectus, there is no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate or stamp duty or inheritance tax payable by us or the holders of our common stock (other than such holders ordinarily resident in Bermuda) in respect of their investment in the stock.

     We have obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, a certificate confirming that, in the event of there being enacted in Bermuda, any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations, or our other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda and holding our common stock or other obligations, or to any land we lease or let in Bermuda.

     We are liable to pay the Bermuda government an annual registration fee calculated on a sliding scale based upon our assessable capital which fee will not exceed BD$27,825.

     We have been classified as non-resident of the Bermuda exchange control area by the Bermuda Monetary Authority, whose permission for the issue of our common stock has been obtained. The transfer of stock between persons regarded as non-resident of Bermuda for exchange control purposes and the issue and redemption of stock to and by such persons may be effective without specific consents under the Exchange Control Act 1972 of Bermuda and Regulations made thereunder. Transfers involving any person regarded as resident in Bermuda for exchange control purposes may require specific authorization under that Act. We, by virtue of being a non-resident of Bermuda for exchange control purposes, are free to acquire, hold and sell any foreign currency, securities and other investments without restrictions.

     Purchasers of our common stock may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase. Prospective purchasers should consult their tax advisers as to the tax laws of applicable jurisdictions and the specific tax consequences of acquiring, holding and disposing of our common stock.

     The terms of our common stock do not provide for additional payments by us following a change in the tax laws or rules of Bermuda that is adverse to the holders of our common stock.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

     Any portion of our income from sources outside the United States, realized through Globalstar or otherwise, may be subject to taxation by foreign countries and the extent to which these countries may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. However, based upon our review of current tax laws, including applicable international tax treaties of certain countries that we believe to be among our key potential markets, we expect that a significant portion of our worldwide income will not be subject to tax by Bermuda or by the other foreign countries from which we derive our income.

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

                              SELLING SHAREHOLDERS

     As of March 31, 2000, Lockheed Martin held 45,896,978 shares of our common stock (the "Lockheed Martin Common Stock"), which were acquired upon conversion of 45,896,978 shares of our Series A preferred stock. Lockheed Martin may dispose of the Lockheed Martin Common Stock pursuant to this prospectus or in other transactions exempt from the registration provisions of the federal securities laws.

     We are registering the Lockheed Martin Common Stock as agreed in the Amended Shareholders Agreement dated as of March 29, 2000 between us and Lockheed Martin. Along with the registration of the Lockheed Martin Common Stock, we are simultaneously registering our Series D preferred stock and the shares of our common stock issuable upon conversion of, or otherwise in connection with, our Series D preferred stock. The registration statement for the Lockheed Martin Common Stock must remain effective until May 19, 2001, subject to certain extensions. In the Amended Shareholders Agreement, we agreed to refrain from selling equity securities in the public markets for our own account until the six-month anniversary of the date of this prospectus, subject to certain extensions. Lockheed Martin has agreed in the Amended Shareholders Agreement not to sell or transfer shares of our common stock to any person who, immediately following such sale or transfer, would, to the best of Lockheed Martin's knowledge, own more than 4% of our common stock. Lockheed Martin has also agreed not sell or transfer to any person, in a single transaction or series of related transactions, shares of our common stock representing more than 2% of our outstanding common stock. The Amended Shareholders Agreement also provides that Lockheed Martin will not sell or transfer shares of our common stock to any person who publicly proposed a business combination with us, or discussed a possible business combination or similar transaction with, or a change of control of, us, which transaction has not obtained the approval of our board of directors. The foregoing restrictions do not apply to certain sales or transfers in underwritten offerings or in other transactions with investment banking firms that agree to make resales of our common stock in compliance with the foregoing restrictions.

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

                              PLAN OF DISTRIBUTION

     The Lockheed Martin Common Stock offered pursuant to this prospectus may be sold from time to time to purchasers directly by the Selling Shareholders. We are registering the Lockheed Martin Common Stock on behalf of the Selling Shareholders. As used in this prospectus, "Selling Shareholders" includes Lockheed Martin Corporation and any of its affiliates selling shares of the Lockheed Martin Common Stock under this prospectus, including Lockheed Martin, Investments, Inc. The Selling Shareholders may offer or sell shares of the Lockheed Martin Common Stock from time to time in one or more types of transactions, including underwritten transactions, transactions (which may include block transactions) on the New York Stock Exchange or any other securities exchange or quotation service on which the Lockheed Martin Common Stock is listed or quoted, in the over-the-counter market, in negotiated transactions or transactions otherwise than on securities exchanges or in the over-the-counter market, through put or call options transactions relating to the Lockheed Martin Common Stock, through short sales of shares of the Lockheed Martin Common Stock, or a combination of any such methods. The Lockheed Martin Common Stock may be offered or sold from time to time at fixed prices, at market prices prevailing at the time of offer or sale, or at negotiated prices.

     The Selling Shareholders may effect transactions by offering or selling shares of the Lockheed Martin Common Stock directly to purchasers or to or through underwriters or broker-dealers, which may act as agents or principals. Underwriters, broker-dealers and agents participating in any sales of the Lockheed Martin Common Stock may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Lockheed Martin Common Stock for whom such underwriters or broker-dealers may act as agents or to whom they may sell as principal, or both (which compensation as to a particular underwriter or broker-dealer might be in excess of customary compensation). Lockheed Martin has advised us that, as of the date of this prospectus, it has not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or agents in connection with any proposed sale of the Lockheed Martin Common Stock by the Selling Shareholders.

     The Selling Shareholders will pay all agent fees and commissions and underwriting discounts and commissions relating to sales of the Lockheed Martin Common Stock under this prospectus and will pay all fees and expenses of their counsel and accountants. We will pay the fees and expenses of our counsel and accountants in connection with the registration of the Lockheed Martin Common Stock. All other fees and expenses in connection with the registration of the Lockheed Martin Common Stock will be shared equally by us on the one hand and the Selling Shareholders on the other.

     The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the offering and sale of the Lockheed Martin Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Lockheed Martin Common Stock received by them and any discounts, concessions, commissions or other compensation received by them may be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each Selling Shareholder against certain liabilities, including certain liabilities arising under the

Securities Act. The Selling Shareholders have agreed to indemnify us against certain liabilities, including certain liabilities arising under the Securities Act. We also may agree similarly to indemnify underwriters, broker-dealers or agents participating in transactions involving offers or sales of the Lockheed Martin Common Stock.

     Because Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the Selling Shareholders may be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.

     Selling Shareholders also may sell all or a portion of the Lockheed Martin Common Stock outside of this prospectus in market transactions in reliance upon Rule 144 under the Securities Act or in other transactions exempt from the registration requirements of the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144 or such exemption and they otherwise satisfy the provisions of the Amended Shareholders Agreement, dated as of March 29, 2000 between us and Lockheed Martin.

     Upon our being notified by a Selling Shareholder that any material arrangement has been entered into with an underwriter, broker-dealer or agent for the sale of the Lockheed Martin Common Stock through an underwritten offering or a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus, if required, will be filed under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating underwriters, broker-dealers or agents, (ii) the number of shares of the Lockheed Martin Common Stock involved, (iii) the price at which shares of the Lockheed Martin Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such underwriters, broker-dealers or agents, where applicable, and
(v) other information material to the transaction.

                                 LEGAL MATTERS

     The validity of our common stock will be passed upon for us by Appleby, Spurling & Kempe, Hamilton, Bermuda. The legal conclusions regarding U.S. tax law will be passed upon for us by Willkie Farr & Gallagher. As of December 31, 1999, partners and counsel in Willkie Farr & Gallagher beneficially owned approximately 110,000 shares of our common stock. Mr. Robert B. Hodes is counsel to the law firm of Willkie Farr & Gallagher, a director of Loral and Globalstar Telecommunications Limited and a member of the Executive and Audit Committees of the Boards of Directors of both Loral and Globalstar Telecommunications Limited.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule of Loral and the consolidated financial statements of Globalstar incorporated in this prospectus by reference from Loral's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can satisfy our legal obligations to disclose important information contained in those documents by referring you to them. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. More recent information that we file with the SEC automatically updates and supersedes any inconsistent information contained in prior filings.

     The documents listed below have been filed under the Securities and Exchange Act of 1934, with the SEC and are incorporated herein by reference:

     - Loral's Annual Report on Form 10-K for the year ended December 31, 1999 and Globalstar's consolidated financial statements included in Globalstar Telecommunications Limited and Globalstar's Annual Report on Form 10-K for the year ended December 31, 1999; and

     - Loral's Current Report on Form 8-K, filed on February 1, 2000; and

     - Loral's Current Report on Form 8-K, filed on May 3, 2000.

     We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of our common stock under this prospectus is completed.

     We will provide, upon request, without charge to each person, including any person having a control relationship with that person, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone to Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, New York 10016, Attn: Secretary, (212) 697-1105.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC and have filed a registration statement with the SEC on Form S-3 to register these securities. Since this prospectus does not contain all of the information included in the registration statement you may wish to refer to the registration statement and its exhibits for further information about us and the registered securities.

     You can access our SEC filings electronically at www.sec.gov, and can read and copy our filings at the SEC's Public Reference Room (800-SEC-0330) at 450 Fifth Street, N.W., Washington, D.C. 20549.

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY SHARES OF OUR COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.

                       ----------------------------------
                               TABLE OF CONTENTS
                       ----------------------------------

                                      PAGE
                                      ----
Prospectus Summary..................     1
Risk Factors........................     6
Forward-Looking Statements..........    17
Use of Proceeds.....................    18
Description of Common Stock.........    19
Taxation............................    23
Selling Shareholders................    27
Plan of Distribution................    28
Legal Matters.......................    30
Experts.............................    30
Incorporation of Certain Documents
  by Reference......................    30
Where You Can Find More
  Information.......................    31

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                               [LORAL SPACE LOGO]

                              45,896,978 SHARES OF
                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                                  MAY 10, 2000
                            -------------------------

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